

2nd Supplemental Presentation



April 25, 2016

We Believe Benchmark is Attempting to Mislead Investors Regarding its Performance

We Believe BHE is Misleading Investors
Regarding the Company's <u>Total Return</u> Performance

BHE claims:

Strong Track Record and Proven Execution



Revenue ($bn) — CAGR: 3.1%
- 2011: $2.3
- 2012: $2.5
- 2013: $2.5
- 2014: $2.8
- 2015: $2.5



Non-GAAP Operating Margin[1] — +200bps
- 2011: 2.2%
- 2012: 3.5%
- 2013: 3.5%
- 2014: 3.9%
- 2015: 4.2%



Return on Invested Capital — +350 bps
- 2011: 6.3%
- 2012: 8.9%
- 2013: 9.6%
- 2014: 10.1%
- 2015: 9.8%



TSR since 01/01/12[2]
- SANM: 136%
- FLEX: 116%
- BHE: 67%
- CLS: 43%
- PLXS: 41%
- JBL: (1%)
- Peer median: 43%

Sources: Company filings, FactSet as of 04/20/16
ROIC = [(Non-GAAP income from operations[1] plus stock compensation)*(1-Tax Rate)] + [Average Invested Capital, less Average Cash for last 5 quarters]
[1] Please refer to the appendix for a reconciliation of non-GAAP operating margin and non-GAAP income from operations to their most directly comparable GAAP financial measures
[2] Represents TSR since Gayla Delly became CEO

▶ Benchmark electronics   design develop deliver **advanced technology**   9

- BHE's updated investor presentation published on *4/22/2016* includes a TSR chart depicting performance through *4/20/2016* – which conveniently fails to account for the **recent 14% decline in BHE's stock price**

- **We believe this is an egregious and inexcusable attempt by the Company to mislead BHE's investors into the returns generated for investors**

Shame on BHE for attempting to mislead investors

Source: BHE presentation filed 4/22/2016

2

BHE has Underperformed Peers and Relevant Indices Across All Time Periods

	Total Return Performance Since:									
	1/1/15	1/1/14	1/1/13	1/1/12	1/1/11	1/1/10	1/1/09	1/1/08	1/1/07	1/1/06
BHE	**(24%)**	**(17%)**	**16%**	**43%**	**6%**	**2%**	**51%**	**9%**	**(21%)**	**(14%)**
EMS Peer Group	(4%)	19%	58%	70%	38%	49%	308%	58%	23%	10%
EMS Peer Group Median	(6%)	6%	63%	54%	36%	48%	202%	60%	6%	5%
S&P 1500	4%	18%	57%	82%	85%	115%	174%	73%	83%	111%
S&P 1500 IT	8%	29%	66%	91%	93%	116%	248%	99%	130%	150%
S&P 1500 EMS	(1%)	7%	49%	77%	61%	99%	231%	66%	54%	47%
BHE Relative Returns vs:										
EMS Peer Group Average	(21%)	(36%)	(42%)	(27%)	(32%)	(47%)	(258%)	(49%)	(44%)	(24%)
EMS Peer Group Median	(19%)	(23%)	(47%)	(11%)	(30%)	(46%)	(152%)	(52%)	(27%)	(19%)
S&P 1500	(29%)	(34%)	(41%)	(39%)	(79%)	(114%)	(123%)	(65%)	(104%)	(125%)
S&P 1500 IT	(33%)	(45%)	(50%)	(48%)	(87%)	(114%)	(197%)	(90%)	(150%)	(164%)
S&P 1500 EMS	(23%)	(24%)	(33%)	(34%)	(55%)	(97%)	(180%)	(57%)	(75%)	(61%)

BHE has NOT outperformed the peer group median by 24% as claimed in its April 22nd presentation

It has UNDERPERFORMED by 11%

Source: FactSet data as of 4/22/2016



We Believe BHE is Misleading Investors Regarding the Company's Operating Performance

BHE claims:

Shift to Higher-value Mix has Driven Superior Performance

2011 – 2015	Benchmark	Peer median
Higher-value markets	55% ✓	40%
Top 10 customer concentration change[1]	(6.0%) ✓	(1.6%)
TSR[2]	67% ✓	43%
Revenue CAGR %[1]	+3.1% ✓	(0.8%)
Gross margin change[1]	+2.4% ✓	+0.2%
Non-GAAP operating margin change[1,3]	+2.0% ✓	(0.2%)
FCF margin change[1,3]	+5.1% ✓	(0.9%)
Cash conversion cycle[1]	-1 day ✓	+8 days
NTM P/E multiple[2]	12.2x ✓	9.5x

Source: Company filings, FactSet as of 04/20/16
Note: Peers are Celestica, Flextronics, Jabil, Plexus, and Sanmina
[1] From FY11 through FY15, Jabil only reports top 5 customer concentration
[2] As of 04/20/16; TSR since 12/31/11
[3] Please refer to the appendix for a reconciliation of non-GAAP operating margin and free cash flow margin to their most directly comparable GAAP financial measures

Focus on higher-value markets = stronger financial performance

Benchmark electronics — design develop deliver **advanced technology** — 8

- BHE continues to knowingly use 2011 as a starting point for its comparisons to peers
- This is **disingenuous as BHE's 2011 results were severely impacted by flooding in Thailand**
- Using either 2010 or 2012 as starting points paints an **entirely different – and more accurate – picture of BHE's operating performance**

Source: BHE presentation filed 4/22/2016

The Starting Points Used by the Company to Measure Operational Performance are Misleading

Non-GAAP Gross Margin



Cash Conversion Cycle (in Days)



Non-GAAP Operating Margin



December 31st Stock Price



BHE's use of 2011 as a base year paints an inaccurate picture of longer term performance during the tenure of the majority of incumbent Directors

Source: Company filings and FactSet

BHE's Revenue Growth Targets Lack Credibility

BHE claims:



Advancing Our Long-term Strategy To Drive Shareholder Returns into the Future, Consistent with Industry Evolution
Portfolio Management
>10% Annual Growth in Higher-Value Markets
▶ Focus on Expansion in Key End Markets
• Industrials (including aerospace and defense)
• Medical Technologies
• Test & Instrumentation (including semi-capital equipment)
Margin Expansion
>5% Long-Term Non-GAAP Operating Margin
▶ Advancing Engineering-led Solutions
▶ Driving LEAN and Operational Excellence Initiatives
▶ Optimizing Cost Structure and Working Capital
Balanced Capital Deployment
~50% Free Cash Flow Return to Shareholders
▶ Targeted Strategic Organic Investments
▶ Close-to-Core (Higher-Value) and Highly Adjacent M&A
▶ Share Repurchases
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- BHE's organic growth rate in higher-value markets has only exceeded 10% **once** in the last 17 quarters
- BHE's organic growth rate in higher value markets has been **negative for each of the past five quarters**

Source: BHE presentation filed 4/22/2016

BHE Has Fallen Well Short of its Non-Traditional Revenue Growth Targets

BHE Non-Traditional Organic Revenue Growth[1]


15%
10%
5%
0%
(5%)
(10%)
(15%)
BHE's >10% target
0.2%
(11.5%)
0.8%
9.7%
1.7%
4.9%
8.8%
(1.4%)
2.2%
3.6%
(1.1%)
11.1%
(1.1%)
(3.8%)
(0.5%)
(2.5%)
(4.0%)
Q1:12
Q2:12
Q3:12
Q4:12
Q1:13
Q2:13
Q3:13
Q4:13
Q1:14
Q2:14
Q3:14
Q4:14
Q1:15
Q2:15
Q3:15
Q4:15
Q1:16

Given BHE's lack of execution, achieving BHE's 10% growth target will likely require additional acquisitions – increasing the risk of additional value-destructive M&A

1. See appendix, p. 38

We Believe The Secure Acquisition Illustrates Benchmark's Flawed Approach to Capital Allocation

We Believe BHE's Defense of Secure Highlights the Flaws in BHE's Understanding of Disciplined Capital Allocation

BHE claims:

3 Setting the Record Straight on Secure
1
We paid 8.5x EV/16E EBITDA, below Secure's two closest peers
Engaged was provided this information on November 7th, 2015
Essential building block of transformation strategy – added stability to Q1'16
2
Already generating additional cross-sell/new wins from Secure
"In our view, … we believe Mercury Computer, which has adjusted EBITDA margins of 19% and EBIT margins of 6%, may be a good comp for Secure Technology. Although 6X EBITDA may be appropriate for an EMS company, MRCY is currently trading at 14X LTM EBITDA. We believe Secure Technology's margins are higher than the industrial controls margins for Benchmark, and within Benchmark, we believe industrial controls margins are above the corporate average."
– B. Riley, 10/23/15
3
Market recognizes the fallacy of comparing Secure's multiple with EMS multiples
Source: Company filings, Wall Street research
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1. Based on discussions with the Company's financial advisors in November, we believe this multiple is based off of the inflated financials Secure provided to BHE – not BHE's forecast for the business

2. BHE's new business wins in the industrial segment in Q1:16 **were the lowest EVER reported by the Company**[1] **since BHE began disclosing new wins in Q2:2013 – to say the least, the magnitude of these "new wins" appears immaterial**

3. This is **EXACTLY our point.** The market values EMS companies at different multiples than businesses like Secure. **How can shareholders ever hope to receive appropriate value for Secure when BHE (and other EMS companies) trade at such a significant discount to the price paid by BHE?**

We believe Secure was a value-destructive use of BHE shareholders' capital

Source: BHE presentation filed 4/22/2016

1. Per BHE earnings presentations

BHE's Claims of Cross-Selling "Wins" from Secure are Not Borne Out by the Data

BHE New Industrial Business Wins[1]



*"We are also excited to announce that we received what we believe will be the first of many new business awards **from the cross-selling opportunities between our Industrial and Defense customers.**"* – Q1:2016 earnings call, 4/21/2016

Secure transaction closed in Q4 2015

Despite closing the acquisition of Secure in mid-November, we believe BHE generated the lowest new industrial wins in nearly three years in Q1 2016

Source: BHE earnings presentations
1. Calculated as the average annual revenue run rate from new business wins, multiplied by the percentage of wins in the industrial segment

Even if we Use BHE's Inflated Estimate of Secure's 2016 EBITDA, We Believe Investors are Valuing Secure ~45% Below the Price Paid

Secure Purchase Price vs. Implied Value in BHE Shares[1]



$0
-$100
-$200
-$300
$M
($230)
$123
($106)
Represents ~16% of BHE's current enterprise value
Price Paid for Secure
Value of Secure EBITDA at BHE's Current Multiple
Secure Acquisition Value Destruction

BHE's statement that *"comparing Secure's multiple with EMS multiples is a fallacy"* is consistent with our view that BHE will not receive a valuation for Secure greater than BHE's trading multiple

1. See appendix, p. 30

Shifting Revenue Towards Higher-Value End-Markets Does Not Create Value In and Of Itself

BHE claims:



3
Investors Award Premium Multiples Based on Increasing Exposure to Higher-Value Markets
2
% higher-value vs. '16E P/E multiple
Observations
1
Investors reward companies for shifting product mix towards higher-value / low volume end markets
EMS companies with more exposure to industrials, medical, automotive, aerospace and defense end markets typically have higher valuations
Portfolio repositioning towards diversified business helps companies to hedge against broader industry headwinds
Longer program lifecycles help offset volatility in traditional tech-facing end markets
18.0x
17.0x
16.0x
15.0x
14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
CY16E P/E multiple
R² = 0.5817
Benchmark
PLEXUS
50% higher-value implies P/E of 11.0x
FLEXTRONICS
Celestica
SANMINA-SCI
JABIL
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
% higher-value
Source: Company filings, Wall Street research; FactSet; Market data as of 04/20/16
Note: Higher-value / low volume end markets primarily represent healthcare, defense, automotive and industrial end markets
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1. We believe shifting to higher-value end markets has the potential to create value **if executed with the proper focus on returns and ROIC. Higher valuations are NOT simply driven by the type of revenue – they are driven by the organic growth and returns typically associated with such revenue**

2. Additionally, BHE's correlation continues to use incorrect, unadjusted P/E multiples. **There is no correlation between non-traditional revenue mix and EV/EBITDA or P/E ex-cash[1] multiples**

Source: BHE presentation filed 4/22/2016

1. See appendix, p. 31-32

BHE's Increase in Non-Traditional Revenue is Correlated with a <u>Decline in Valuation Multiples</u> and a <u>Negative TSR</u>

BHE Non-Traditional Revenue Mix Since the Suntron Acquisition



Mix has increased from 48% to 64%...

BHE Unadjusted NTM P/E Multiple Since the Suntron Acquisition[1]



...while multiples have <u>declined</u>...

BHE Total Shareholder Returns vs. Index[1]



...and BHE has <u>underperformed</u>

1. Data per FactSet as of 4/22/2016. Starting date of 6/3/2013

We Have Not, and Do Not, Recommended BHE Repatriate Cash at Punitive Tax Rates to Fund Repurchases

BHE claims:



3
Most of Benchmark's Cash is Located Offshore
Tax leakage and loss of shareholder value is a significant disincentive to repatriating offshore cash
Even foreign domiciled peers maintain significant cash balances
Gross cash as of latest quarter ($mm)
Based in the U.S.
Based overseas
$1,634
72% of cash held abroad
$883
$545
91% of cash held abroad
47% of cash held abroad
87% of cash held abroad
$466
$398
$355
FLEX
JBL
CLS
BHE
SANM
PLXS
Total Debt / EBITDA:
2.3x
1.9x
1.3x
1.5x
1.6x
1.7x
Source: Company filings
Benchmark electronics
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- We have **never** advocated that BHE repatriate cash to fund share repurchases
- BHE's US / OUS cash imbalance adds intricacies to BHE's capital deployment strategy – **including differentiating between the hurdle rates for US and OUS cash**
- The acquisition of Secure represented a costly use of **domestic cash and borrowing capacity**, which given its accessibility, has a **higher hurdle rate than OUS cash**
- We believe BHE's OUS cash balance can be used to create value for shareholders via organic growth and / or core, bolt-on acquisitions – **however, we do not believe BHE has demonstrated the ability to effectively allocate capital**

Source: BHE presentation filed 4/22/2016

We Believe Benchmark's Working Capital Analysis is Flawed

We Believe BHE's Explanation for its Inefficient Accounts Receivable Does Not Make Sense

BHE claims:





2
Engaged Capital's Thesis for Working Capital is Flawed
Engaged's claim
A/R days
Savings?
68
53
BHE1
PLXS
1
End-market mix and shipping terms drive discrepancies between Accounts Receivable and Inventory across peers
To exclude Inventory when reviewing Accounts Receivable in the EMS sector means only showing part of the story
2
Combining Accounts Receivable and Inventory Days is more reflective of an apples-to-apples comparison
Looking at it holistically, it is clear that Benchmark outperforms, and "spreadsheet-level" savings cited by Engaged misses a critical part of the picture
Reality
A/R days
Inventory days
132
<
140
64
68
87
53
BHE 1
PLXS
Source: Company filings
Note: Metrics as of Q4'15CY for Benchmark and Q4'15CY for Plexus; A/R days calculated as Q4'15CY accounts receivable divided by Q4'15CY annualized sales times 360 days; Inventory days calculated as Q4'15CY inventory divided by Q4'15CY annualized COGS times 360 days; A/P days calculated as Q4'15CY accounts payable balance divided by Q4'15CY annualized COGS times 360 days
1 Note that Benchmark's Q4'15CY figures are pro forma for the Secure transaction
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1. BHE's statement that "end-market mix and shipping terms drive discrepancies between accounts receivable and inventory between peers" is incorrect – **only inventory is correlated to mix[1]**
   - PLXS non-traditional revenue mix (75%) is substantially higher than BHE (64%) – there is no reason to expect their inventory days to be comparable
   - We fail to see how differences in "shipping terms" can possibly drive **a 21-day difference**[2] in DSOs vs. PLXS
2. We are not aware of **any instance** where BHE or any of the Company's competitors have ever used Days Inventory + DSOs in evaluating their working capital performance, or publicly discussed any trade-off between the two metrics

When questioned by analysts about working capital[3], management did not indicate there was ANY correlation between accounts receivable and inventory

Source: BHE presentation filed 4/22/2016. Company filings

1. *See appendix, p. 39*
2. *Based on BHE's DSOs of 68 vs. PLXS DSOs of 47 as of CY Q1:2016*
3. *See appendix, p. 37, for excerpt from BHE's Q1 2012 earnings call*



We Believe BHE's Logic to Combine DSOs + Days Inventory is Nonsensical

- BHE is arguing that Days Inventory and DSOs are interchangeable, and BHE is choosing to trade off **higher DSOs** for **lower Days Inventory** vs. PLXS
  - However, based on differences in mix, **we would expect BHE's Days Inventory to be below PLXS**
- Besides mix, BHE asserts that "shipping terms" drive differences in DSOs
  - All of BHE's peers have **DSOs of 49 ±6 days**[1]; BHE's DSOs is **69 days – a clear outlier**
- We fail to see how differences in "shipping terms" can possibly drive a **21-day difference**[2] in DSOs vs. PLXS
  - Compared to PLXS, BHE has the **SAME revenue recognition policy**[3] AND a substantially similar customer base – we have no reason to believe BHE's customers require unique shipping terms

Comparing aggregate DSO and DI appears to be a metric concocted by BHE to attempt to justify inefficient accounts receivables management

1. *As of CY Q4:2015. See Engaged Capital's presentation to investors filed 4/15/2016 for details*
2. *Based on BHE's DSOs of 68 vs. PLXS DSOs of 47 as of CY Q1:2016*
3. *Revenue is recognized generally when the goods are shipped*

We Believe BHE's Explanation for its Inefficient Accounts Payable is Flawed

BHE claims:

2
Benchmark Takes Advantage of Discounts, which Drives Greater Shareholder Value
Observations
Benchmark has historically taken advantage of supplier discounting on its A/P
2
Makes its A/P days look less efficient than peers
By taking trade discounts, Benchmark drives ~112% more value for its shareholders versus alternative approach of normalizing A/P days
1
Taking discounts leads to greater shareholder value ($mm)
$40
$0.80 per share¹
<
$85
$1.70 per share¹
+112%
Cash value released by foregoing trade discounts
P/E-based value of taking discounts²
Source: Benchmark management; Market data as of 04/20/16
Note: BHE PF adjustment of ~7 days from foregoing trade discounts
¹ Based on common shares outstanding of 49.8mm as of 02/25/16 per Benchmark's 2015 10-K
² P/E-base equity value determined by multiplying PF NOPAT impact of forgoing discounts ($6.7mm) by Benchmark's CY16E multiple (12.6x)
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1. The supposed "value creation" BHE claims to generate by taking trade discounts **is not meaningful** using the proper valuation multiples

2. If BHE truly is driving more shareholder value by taking supplier discounts rather than increasing cash generation and ROIC, **why don't any of BHE's sophisticated competitors do the same?**

Source: BHE presentation filed 4/22/2016

BHE's Calculation of the Value of Trade Discounts is Inflated by Using Flawed, Unadjusted Multiples



Per Share Value of Trade Discounts Less Cash Released from Forgoing Discounts[1]

| Unadjusted P/E multiple: 12.6x[1] | Adjusted P/E multiple: 8.1x | Adjusted EBITDA multiple: 4.6x |

We see no evidence of value creation from taking supplier discounts

- Net Value of Discounts - Reported P/E Multiple: $0.90
- Net Value of Discounts - Corrected P/E Multiple: $0.30
- Net Value of Discounts - Corrected EV/EBITDA Multiple: ($0.01)

Y-axis: Value per Share ($0.20) to $1.20

Again, if BHE truly is driving more shareholder value by taking supplier discounts rather than increasing cash generation and ROIC, why don't BHE's sophisticated competitors do the same?

1. See appendix, p. 29. Based on management estimates in BHE presentation filed 4/22/2016

BHE's DPOs are Well Below PLXS Levels Even After Adjusting for Trade Discounts

BHE Pro Forma for Trade Discounts Comparison to PLXS



DPO from 46 to 72 days: ~$140M Cash Released

- BHE's DPOs are significantly lower than PLXS, even after adjusting for the seven days BHE management attributes to trade discounts it receives from its suppliers[1]

- Even if we take BHE's assertions regarding trade discounts at face value, there is still a **26-day gap between BHE DPOs and PLXS DPOs** – **which represents a ~$140M opportunity**

- We see no other reason why BHE's DPOs should be lower than PLXS – there is no relationship between non-traditional revenue mix and DPOs in the peer group[2]

- This unexplained gap appears to be due to inefficient payables management

1. As of most recent quarter. Per company filings and earnings presentations, BHE presentation filed 4/22/2016
2. See appendix, p. 39

20

Benchmark's Incentive Compensation ROIC Targets are Flawed

We Believe the Targets Used in BHE's Long-Term Incentive Compensation are Flawed

- BHE has stated that the purpose of including cash in the definition of ROIC for incentive compensation purposes was to incentivize management to either deploy cash or return it to shareholders

- However, the Compensation Committee's decision to continually lower management's long term incentive compensation ROIC target (and stop disclosing it altogether in 2016) defeats the purpose of using such an unusual definition of ROIC

Long-term Incentive Compensation ROIC Targets[1] vs. Actual ROIC[2]



We believe the Compensation Committee has been **REDUCING** management's long-term ROIC targets while the Company's actual ROIC (both including and excluding cash) has been **INCREASING**

1. Company proxy filings
2. Company reported ROIC (ex-cash) from BHE presentation filed 4/22/2016. ROIC (including cash) defined as non-GAAP operating income (ex-stock compensation expense) less taxes, divided by average capital (including cash). Invested capital is a five quarter average

Benchmark's Analysis of the Value of Our Plan is Flawed

We Believe BHE's Attacks on Our Plan Are Unsubstantiated by the Facts

BHE claims:



2 Engaged Capital's Claims Are Without Merit
Benchmark pro-forma valuation according to Engaged Capital
1
2
3
$22.73
$5.97
$4.42
$1.89
($1.55)
$35.01
$33.46
Engaged calculation flawed: $2.42 upside from management's announced initiatives
Already factored into current stock price
Speculative
Risk to value
Current share price
Cash from working capital
Cash from operating free cash flow
Multiple rerating to peers
Potential margin impact
Year-end 2017 value
Source: Engaged Capital's presentation dated 04/15/16, FactSet as of 04/13/16
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1. We believe BHE has provided no credible reason why $300M of working capital cannot be freed

2. BHE's "X" on the value of the cash generated in 2016 and 2017 is concerning as it **suggests BHE does not understand the meaning of a "Year-end 2017 value" – this is Finance 101!**
   - At the time of this analysis, BHE had net cash of $4.64 on the balance sheet – subtracting this value from $22.73 implies the operating business is worth $18.09
   - The **year-end 2017 value** consists of the **same value** for the operating business ($18.09) + current net cash ($4.64) + cash from working capital ($5.97) + cash generated from operations in 2016-2017 ($4.42) + value creation from multiple expansion ($1.89) = $35.01

3. Management does not believe BHE should trade at peer multiples?

We believe our nominees have a credible plan to generate significant value for BHE shareholders

Source: BHE presentation filed 4/22/2016 and Engaged Capital's presentation to investors filed 4/15/2016

Our Nominees are Highly Qualified and Ready To Help Add Value for All Benchmark Shareholders

Engaged Capital Has A Credible Plan to Correct Underperformance at BHE…

Key Drivers of Underperformance	Engaged Capital's Response	Value Creation Opportunity
Undisciplined Capital Allocation	Instill a rigorous, disciplined approach to capital allocation	
Inefficient Working Capital	Work with outside consultants to increase and accelerate pursuit of working capital efficiencies	**>50% Upside**
Misaligned Incentive Compensation	Align executive compensation with shareholders	
Ineffective Investor Communication	Increase transparency, align financial reporting, and increase analyst coverage	
Poor Corporate Governance/ Entrenched Board	Add new, highly qualified Board members aligned with shareholders	

…and Has Three Experienced Nominees Prepared to Immediately Enact This Plan



- Engaged Capital nominee **Robert Gifford** served as President of Supply Chain and Global Logistics for Ingram Micro, one of the world's largest distributors of IT goods. Like BHE, Ingram Micro operates in a low-margin industry where working capital efficiency, supply chain management and a focus on ROIC are critical components of value creation. Previously, Robert led Compaq Computer's groundbreaking efforts to outsource manufacturing to EMS providers and developed a close working relationship with companies such as Flex, Jabil, and Foxconn, among others. In conjunction with these efforts, Robert worked directly with the aforementioned EMS providers to build dedicated manufacturing facilities, design procurement operations, and optimize Compaq's supply chain. At Hewlett Packard ("HP"), Robert continued to work directly with EMS companies as VP of Worldwide Logistics and transitioned many of HP's products into the supply chain he developed at Compaq. Robert's expertise in working capital management and 30+ years of experience managing manufacturing facilities around the world will add substantial value to BHE's Board.



- Engaged Capital nominee **Jeffrey McCreary** has served on the board of the Isola Group, a key supplier to the EMS industry, since 2006, and recently served as its interim CEO in 2015. Jeffrey developed a detailed understanding of the EMS industry during his 23-year career at Texas Instruments ("TI"), which included a 7-year stint as a Senior Vice President and Manager of Worldwide Sales, where he negotiated supply agreements, pricing, and terms & conditions with all of TI's large EMS customers. At TI, Jeffrey also served as General Manager of Worldwide Military Semiconductors, giving him significant insight into the key aerospace and defense markets that Secure services. Finally, Jeffrey has decades of experience managing and overseeing manufacturing operations, including wafer fabrication, and assembly and test at TI, test facilities at Integrated Device Technology, and nine separate manufacturing facilities at the Isola Group. Jeffrey's significant executive experience as both a customer of, and supplier to, the EMS industry will add substantial value to BHE's Board.



- Engaged Capital nominee **Brendan Springstubb**, CFA, FRM, has spent 11 years working exclusively at activist investment firms, including eight years at Relational Investors and three at Engaged Capital. Brendan has worked directly with the senior management teams and boards of numerous portfolio companies across a wide array of industries to improve capital allocation, incentive compensation, and investor communications. Examples of such companies include Medtronic, Genzyme, Oplink, and Jamba Juice. Additionally, Brendan would bring the sorely-needed perspective of a large shareholder into BHE's board room. Approximately 18% of Engaged Capital's portfolio is held in shares of BHE – no one would be more aligned with shareholder's interests in the board room than Mr. Springstubb.

Vote for Engaged Capital's Nominees

Appendix

Value of Trade Discounts

Description	Data	Source
P/E-based Value of Trade Discounts		
Per Share Value of Trade Discounts	$1.70	BHE presentation, filed 4/22/2016
Less: Per Share Cash Value Released by Forgoing Trade Discounts	($0.80)	BHE presentation, filed 4/22/2016
Per Share Net Value of Trade Discounts	$0.90	
Per Share Value of Trade Discounts	$1.70	
Divided by: As Reported 2016E P/E Multiple	12.6x	BHE presentation, filed 4/22/2016
EPS Impact of Trade Discounts	$0.13	
EPS Impact of Trade Discounts	$0.13	
Multiplied by: Corrected 2016E P/E Multiple	8.1x	Engaged estimate
Corrected Per Share Value of Trade Discounts	$1.10	
Corrected Per Share Value of Trade Discounts	$1.10	
Less: Per Share Cash Value Released by Forgoing Trade Discounts	($0.80)	
Per Share Net Value of Trade Discounts	**$0.30**	
EV/EBITDA-based Value of Trade Discounts		
NOPAT Impact of Forgoing Trade Discounts	6.7	BHE presentation, filed 4/22/2016
Tax Rate	22.0%	Engaged estimate
EBITDA Impact of Forgoing Trade Discounts	8.6	
Multiplied by: 2016E EV/EBITDA Multiple	4.6x	Engaged estimate
Value of Trade Discounts	39	
Shares	50	BHE presentation, filed 4/22/2016
Per Share Value from Trade Discounts	$0.79	
Per Share Value from Trade Discounts	$0.79	
Less: Per Share Cash Value Released by Forgoing Trade Discounts	($0.80)	
Per Share Net Value of Trade Discounts	**($0.01)**	

Secure Value Destruction

Description	Data	Source / Calculation
Price paid for Secure	$230	BHE 10-K
Divided by: Multiple Paid for Secure	8.5x	BHE presentation filed 4/22/2016
Secure 2016E EBITDA	$27	
(x) BHE EV / 2016E EBITDA multiple	4.6x	Engaged estimate
Value of Secure EBITDA at Current BHE Multiple	$123	
Price Paid for Secure	$230	
Less: Value of Secure EBITDA at Current BHE Multiple	$123	
Value Destruction Estimate	$106	
Value Destruction Estimate	$106	
Divided by: Current BHE Enterprise Value	$682	FactSet, as of 4/22/2016 and BHE 8K dated 4/21/2016
Percentage of BHE EV	16%	

Valuation is not Correlated with Sales Mix, Part 1

P/E Multiples vs. Non-Traditional Sales Mix

Correlation of Mix and P/E Multiple per BHE



15.0x
14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
PLXS
BHE
R² = 0.58
P/E Multiple1
25%
35%
45%
55%
65%
75%
CY 2015 Non-traditional Sales Mix3

Correlation of Mix and P/E ex-Cash



15.0x
14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
PLXS
R² = 0.09
BHE
P/E Multiple Ex-Cash2
25%
35%
45%
55%
65%
75%
CY 2015 Non-traditional Sales Mix3

Sales mix and P/E valuation do not show the correlation suggested by BHE when adjusted for cash

1. *BHE presentation filed 4/22/2016 2.See appendix p. 33-34 for details 3. Company filings and earnings presentations*

Valuation is not Correlated with Sales Mix, Part 2

EV/EBITDA Multiples vs. Non-Traditional Sales Mix



EV/EBITDA multiples are not correlated to non-traditional revenue mix

1. See appendix p. 35-36 for details 2. Company filings and earnings presentations

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
BHE	A	Price				$19.46	FactSet, as of 4/22/2016
	B	2016E EPS Estimate				$1.37	FactSet, as of 4/22/2016
	C	**As Reported 2016E P/E**				**14.2x**	A / B
	D	EPS Add back: Amortization					
	E	Secure	8	6			EC Estimate, 22% tax rate
	F	Other	4	3			EC Estimate
	G	Total	12	9	50	$0.19	E + F
	H	Comparable EPS Estimate				$1.56	B + G
	I	EPS Add back: AT Interest	8	6	50	$0.13	EC Estimate
	J	Unlevered EPS				$1.68	H + I
	K	Net Cash	287		50	$5.76	BHE 8-K
	L	**P/E Multiple Ex-Cash**				**8.1x**	(A - K) /J

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
CLS	A	Price				$10.96	FactSet, as of 4/22/2016
	B	2016E EPS Estimate				$1.13	FactSet, as of 4/22/2016
	C	**As Reported 2016E P/E**				**9.7x**	A / B
	D	EPS Less: Stock-based compensation	(38)	(31)	143	($0.21)	EC Estimate, 18% tax rate
	E	Comparable EPS Estimate				$0.92	B + D
	F	EPS Add back: AT Interest	9	8	143	$0.05	EC Estimate
	G	Unlevered EPS				$0.97	E + F
	H	Net Cash	199		143	$1.39	CLS 6-K
	I	**P/E Multiple Ex-Cash**				**9.9x**	(A - H) /G

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
FLEX	A	Price				$12.22	FactSet, as of 4/22/2016
	B	2016E EPS Estimate				$1.22	FactSet, as of 4/22/2016
	C	**As Reported 2016E P/E**				**10.0x**	A / B
	D	EPS Less: Stock-based compensation	(70)	(64)	549	($0.12)	EC Estimate, 9% tax rate
	E	Comparable EPS Estimate				$1.11	B + D
	F	EPS Add back: AT Interest	92	84	549	$0.15	EC Estimate
	G	Unlevered EPS				$1.26	E + F
	H	Net Cash	(1,173)		549	($2.14)	FLEX 10Q dated 2/1/2016
	I	**P/E Multiple Ex-Cash**				**11.4x**	(A - H) /G

P/E Multiples (cont'd)

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
JBL	A	Price				$17.96	FactSet, as of 4/22/2016
	B	2016E EPS Estimate				$2.23	FactSet, as of 4/22/2016
	C	**As Reported 2016E P/E**				**8.0x**	A / B
	D	EPS Less: Stock-based compensation	(78)	(57)	191	($0.30)	EC Estimate, 27% tax rate
	E	Comparable EPS Estimate				$1.93	B + D
	F	EPS Add back: AT Interest	137	100	191	$0.52	EC Estimate
	G	Unlevered EPS				$2.46	E + F
	H	Net Cash	(1,466)		191	($7.67)	JBL 10Q dated 4/5/2016
	I	**P/E Multiple Ex-Cash**				**10.4x**	(A - H) /G

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
PLXS	A	Price				$42.04	FactSet, as of 4/22/2016
	B	2016E EPS Estimate				$2.74	FactSet, as of 4/22/2016
	C	**As Reported 2016E P/E**				**15.4x**	A / B
	D	EPS Less: Stock-based compensation	0	0	33	$0.00	EC Estimate, 11% tax rate
	E	Comparable EPS Estimate				$2.74	B + D
	F	EPS Add back: AT Interest	10	9	33	$0.27	EC Estimate
	G	Unlevered EPS				$3.01	E + F
	H	Net Cash	148		33	$4.45	PLXS 8-K
	I	**P/E Multiple Ex-Cash**				**12.5x**	(A - H) /G

Company	Reference	Description	Value	After Tax	Shares	Per Share	Source / Calculation
SANM	A	Price				$22.03	FactSet, as of 4/22/2016
	B	2016E EPS Estimate				$2.46	FactSet, as of 4/22/2016
	C	**As Reported 2016E P/E**				**8.9x**	A / B
	D	EPS Less: Stock-based compensation	(23)	(20)	77	($0.26)	EC Estimate, 15% tax rate
	E	Comparable EPS Estimate				$2.21	B + D
	F	EPS Add back: AT Interest	23	20	77	$0.25	EC Estimate
	G	Unlevered EPS				$2.46	E + F
	H	Net Cash	(115)		77	($1.49)	SANM 10Q dated 1/29/2016
	I	**P/E Multiple Ex-Cash**				**9.6x**	(A - H) /G

EV/EBITDA Multiples

Company	Reference	Description	Value	Source / Calculation
BHE	A	Enterprise Value	682	See p. 30
	B	2016E EBITDA Estimate	141	FactSet, as of 4/22/2016
	C	**As Reported 2016E EV/EBITDA Multiple**	**4.8x**	A / B
	D	EBITDA Plus: Amortization of Intangibles for Secure Transaction	8	EC estimate
	E	Comparable EBITDA Estimate	149	D + B
	F	**EV / EBITDA Multiple**	**4.6x**	A / E

Company	Reference	Description	Value	Source / Calculation
CLS	A	Enterprise Value	1,373	FactSet, as of 4/22/2016 and CLS 6-K
	B	2016E EBITDA Estimate	269	FactSet, as of 4/22/2016
	C	**As Reported 2016E EV/EBITDA Multiple**	**5.1x**	A / B
	D	EBITDA Less: Stock-based compensation	(38)	EC estimate
	E	Comparable EBITDA Estimate	231	D + B
	F	**EV / EBITDA Multiple**	**5.9x**	A / E

Company	Reference	Description	Value	Source / Calculation
FLEX	A	Enterprise Value	7,890	FactSet, as of 4/22/2016
	B	2016E EBITDA Estimate	1,303	FactSet, as of 4/22/2016
	C	**As Reported 2016E EV/EBITDA Multiple**	**6.1x**	A / B
	D	EBITDA Less: Stock-based compensation	(70)	EC estimate
	E	Comparable EBITDA Estimate	1,233	D + B
	F	**EV / EBITDA Multiple**	**6.4x**	A / E

EV/EBITDA Multiples (cont'd)

Company	Reference	Description	Value	Source / Calculation
JBL	A	Enterprise Value	4,918	FactSet, as of 4/22/2016
	B	2016E EBITDA Estimate	1,385	FactSet, as of 4/22/2016
	C	**As Reported 2016E EV/EBITDA Multiple**	**3.6x**	A / B
	D	EBITDA Less: Stock-based compensation	(78)	EC estimate
	E	Comparable EBITDA Estimate	1,307	D + B
	F	**EV / EBITDA Multiple**	**3.8x**	A / E

Company	Reference	Description	Value	Source / Calculation
PLXS	A	Enterprise Value	1,251	FactSet, as of 4/22/2016 and PLXS 8-K
	B	2016E EBITDA Estimate	167	FactSet, as of 4/22/2016
	C	**As Reported 2016E EV/EBITDA Multiple**	**7.5x**	A / B
	D	EBITDA Less: Stock-based compensation	0	EC estimate
	E	Comparable EBITDA Estimate	167	D + B
	F	**EV / EBITDA Multiple**	**7.5x**	A / E

Company	Reference	Description	Value	Source / Calculation
SANM	A	Enterprise Value	1,815	FactSet, as of 4/22/2016
	B	2016E EBITDA Estimate	370	FactSet, as of 4/22/2016
	C	**As Reported 2016E EV/EBITDA Multiple**	**4.9x**	A / B
	D	EBITDA Less: Stock-based compensation	(23)	EC estimate
	E	Comparable EBITDA Estimate	347	D + B
	F	**EV / EBITDA Multiple**	**5.2x**	A / E

When Questioned About Working Capital in the Past, Management Has Not Indicated Any Tradeoff Between Inventory and Receivables

Q1 2012 Earnings Call (4/26/2012)

Note: Engaged's analysis adjusts for peers' securitization of receivables

Question: *"And then one final one for Don on working capital. If I look at the receivable days, around 70, they've been rising steadily for the last few years. They used to be kind of 50 to 60 day range, and currently* **they're well above the other EMS companies out there that are in sort of the 30 day to 50 day range. If I also look at the payables for Benchmark, they're in the 40 day to 50 day range, while your peers are at 50 to 60. So on both sides it looks like your working capital is less favorable than your peers**. *And I'm just wondering what are the drivers of that, and then more importantly, what can you do to bring down the working capital per sales dollar? Thanks."*

Answer: *"In terms of the receivables, I know there is a number of companies within our industry that can securitize their AR, essentially borrowing against it. So that will bring down their AR days considerably. So doing an actual comparison is – it's an apples-to-oranges comparison. So, yes, in terms of our days this quarter, we're at 72 days. Again, that's more a function of timing. I would expect typically that our receivable days are going to – they're going to be in at 65 days to 70 days, and in terms of the way you measure the days. But kind of going back to the comparison to others within the industry, I think again, we're not borrowing against receivables, which has a very favorable impact."* – CFO Don Adam

We are also unaware of the Company discussing working capital in terms of DSO + DI

Source: Company transcripts and presentations
Emphasis added to quotes

Calculation of Non-Traditional Organic Growth

	Q1:11	Q2:11	Q3:11	Q4:11	Q1:12	Q2:12	Q3:12	Q4:12	Source & Calculation
Test & Instrumentation	47	69	40	58	45	49	31	29	
Medical	53	63	51	44	54	63	61	67	
Industrial	160	176	165	139	163	161	167	169	
A Total Non-Traditional Revenue	**261**	**309**	**257**	**242**	**262**	**273**	**259**	**265**	Data per Company Filings
Contribution from Acquisitions									
Suntron - Closed 6/3/2013									
CTS - Closed 10/02/2013									
Secure - Closed 11/12/2015									
B Total Contribution from Acquisitions	**--**	**--**	**--**	**--**	**--**	**--**	**--**	**--**	Engaged Estimates per Company Filings & Transcripts
C Organic Non-Traditional Revenue	**261**	**309**	**257**	**242**	**262**	**273**	**259**	**265**	A - B
Y/Y Revenue Growth					0.2%	(11.5%)	0.8%	9.7%	
Y/Y Organic Revenue Growth					**0.2%**	**(11.5%)**	**0.8%**	**9.7%**	(C - A) / A

	Q1:13	Q2:13	Q3:13	Q4:13	Q1:14	Q2:14	Q3:14	Q4:14	Q1:15	Q2:15	Q3:15	Q4:15	Q1:16	Source & Calculation
Test & Instrumentation	41	46	49	36	80	72	50	54	55	59	58	51	53	
Medical	69	72	68	73	73	81	76	81	81	90	88	92	83	
Industrial	156	176	182	220	186	212	219	230	199	201	198	223	213	
A Total Non-Traditional Revenue	**266**	**294**	**298**	**328**	**339**	**364**	**345**	**365**	**335**	**351**	**343**	**366**	**349**	Data per Company Filings
Contribution from Acquisitions														
Suntron - Closed 6/3/2013		7	17	17	17	10	--	--	--	--	--	--	--	
CTS - Closed 10/02/2013	--	--	50	50	50	50	--	--	--	--	--	--	--	
Secure - Closed 11/12/2015	--	--	--	--	--	--	--	--	--	--	--	10	28	
B Total Contribution from Acquisitions	**--**	**7**	**17**	**67**	**67**	**60**	**50**	**--**	**--**	**--**	**--**	**10**	**28**	Engaged Estimates per Company Filings & Transcripts
C Organic Non-Traditional Revenue	**266**	**287**	**281**	**261**	**272**	**304**	**295**	**365**	**335**	**351**	**343**	**356**	**322**	A - B
Y/Y Revenue Growth	1.7%	7.5%	15.4%	23.8%	27.4%	24.0%	15.7%	11.1%	(1.1%)	(3.8%)	(0.5%)	0.3%	4.2%	
Y/Y Organic Revenue Growth	**1.7%**	**4.9%**	**8.8%**	**(1.4%)**	**2.2%**	**3.6%**	**(1.1%)**	**11.1%**	**(1.1%)**	**(3.8%)**	**(0.5%)**	**(2.5%)**	**(4.0%)**	(C - A) / A

Days Inventory is the <u>ONLY</u> Component of Cash Conversion Cycle that is Correlated to Non-Traditional Revenue Mix

Days Inventory (DI) vs Non-Traditional Mix



Days Payables Outstanding (DPO) vs Non-Traditional Mix



Days Sales Outstanding (DSO) vs Non-Traditional Mix



Source: Company filings